SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from _____________ to ________________
Commission file number 0-9787
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
AUTONATION 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AUTONATION, INC.
110 S. E. 6th St.
Fort Lauderdale, Florida 33301

AUTONATION
401(k) PLAN
FINANCIAL STATEMENTS
December 31, 2005 and 2004

AUTONATION
401(k) PLAN
FINANCIAL STATEMENTS
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of
   AutoNation 401(k) Plan
Fort Lauderdale, Florida
We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
May 22, 2006

AUTONATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS
Cash	$409,642	$266,069

Investments (Notes 3 and 4)	371,727,836	348,427,407

Receivables
Employer contributions	173,728	346,115
Participant contributions	1,262,185	1,325,237

Total receivables	1,435,913	1,671,352

NET ASSETS AVAILABLE FOR BENEFITS	$373,573,391	$350,364,828

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income
Dividends	$17,421,320
Interest	9,215
Net appreciation in fair value of investments (Note 3)	4,132,386

21,562,921

Contributions
Participant	44,046,697
Participant rollovers	1,960,400
Employer	5,901,069

51,908,166

Other income	189,825

Total additions	73,660,912

Deductions from net assets attributed to:
Benefits paid to participants	50,373,374
Distributions due to loan defaults	17,802
Administrative expenses	90,629

Total deductions	50,481,805

Net increase prior to transfer	23,179,107

Transfers to Plan (Note 6)	29,456

Net increase	23,208,563

Net assets available for benefits
Beginning of year	350,364,828

End of year	$373,573,391

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF PLAN
General: The following description of the AutoNation 401(k) Plan, as amended through December 31, 2005 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (“the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.
Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.
Eligibility: Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or next following three months of service.
The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.
Participant Accounts: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.
Contributions and Funding Policy: Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 15% of eligible compensation, as defined by the Plan. In 2005, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. In 2005 and 2004, each eligible participant could contribute up to $14,000 and $13,000, respectively, subject to other applicable IRC limitations. During 2005, the Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to $4,000. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF PLAN (Continued)
The Company makes an employer matching contribution of $.50 for each $1 of employee contributions up to 2% of the employee’s eligible compensation. This contribution is made each payroll period by the Company to all participants who are credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon contribution. The employer match is invested in shares of the Company’s common stock. Participants are not able to re-direct these contributions until they have completed three years of service with the Company and, as such, these investments are non-participant directed. The employer matching contribution for 2005 was $5,901,069.
The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan for the 2005 Plan year.
In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.
Loan to Participants: The Plan does not permit participant loans. However, the Plan accepts and services loans transferred from the plans of acquired companies (Note 6 and Note 7).
Investments: The Company entered into an agreement whereby Merrill Lynch Trust Company (“the Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Employee Benefits Committee.
The Plan provided the following investment alternatives for participants in 2005.
Merrill Lynch Equity Index Trust Fund — A collective trust that invests in a portfolio of equity securities designed to substantially equal the performance of the Standard & Poor’s 500 Composite Stock Price Index.
Merrill Lynch Retirement Preservation Trust Fund — A collective trust in which amounts are invested in U.S. Treasury Obligations and U.S. government agency securities and guaranteed investment contracts.
Allianz OCC Renaissance Fund — A mutual fund that seeks long-term growth of capital and income. The fund seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of companies with below-average valuations whose business fundamentals are expected to improve.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF PLAN (Continued)
The Oakmark International Fund — A mutual fund that invests primarily in common stock of non-U.S. companies. The Funds may invest in mature markets and in less developed markets.
American Century Small Cap Value Inst Fund — A mutual fund that invests in undervalued companies and holds them until their stock price has increased to reflect the fair value of the company.
AutoNation, Inc. common stock — This option invests exclusively in shares of the Plan Sponsor’s common stock.
PIMCO Total Return Fund — A mutual fund that predominantly invests in a portfolio of debt securities, including U.S. government securities, mortgage-related securities and corporate bonds. The fund may also invest in securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.
The Oakmark Fund — A mutual fund that primarily invests in common stock of United States companies. The fund seeks long-term capital appreciation. The fund especially seeks securities that are priced significantly lower than their long-term value. The fund may invest up to 25% of its assets in foreign securities.
Fidelity Magellan Fund — A mutual fund that invests in equity securities of a portfolio of large cap growth and value oriented companies.
Fidelity Equity Income Fund — A mutual fund that invests in a portfolio of income producing domestic and foreign equity securities and certain debt securities.
Payment of Benefits: On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF PLAN (Continued)
Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The fair values of common collective trust funds reflect the redemption values as of the last business day in the Plan’s year as determined by the plan trustee. Quoted market prices are used to value mutual fund and common stock investments. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.
Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2005 and 2004, approximately 19% of the Plan’s assets were invested in AutoNation, Inc. common stock.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 3 — INVESTMENTS
The following presents investments stated at fair value that represent 5 percent or more of the Plan’s net assets.

	2005		2004
Merrill Lynch Equity Index Trust Fund XII, 3,731,305 and 0 shares, respectively*	$53,805,417		$—

Merrill Lynch Equity Index Trust Fund I, 0 and 601,477 shares, respectively*	—		53,471,279

Merrill Lynch Retirement Preservation Trust Fund, 53,681,830 and 51,293,104 shares, respectively	53,681,830		51,293,104

Allianz OCC Renaissance Fund, 1,043,650 and 0 shares, respectively*	22,636,761		—

PIMCO PEA Renaissance Fund, 0 and 894,334 shares, respectively*	—		23,807,184

AutoNation, Inc. Common Stock, 3,261,076 and 3,467,903 shares, respectively	70,863,177	*	66,618,422	*

The Oakmark International Fund, 1,412,462 and 0 shares, respectively*	31,808,637		—

The Oakmark International Fund Class II, 0 and 1,120,994 shares, respectively*	—		23,574,500

PIMCO Total Return Fund Admin Class, 4,657,137 and 0 shares, respectively*	49,004,940		—

PIMCO Total Return Fund Class A, 0 and 4,354,369 shares, respectively*	—		46,461,114

American Century Small Cap Value Inst Fund, 5,259,615 and 0 shares, respectively*	50,755,287		—

American Century Small Cap Value Adv Fund, 0 and 4,641,587 shares, respectively*	—		47,204,942

The Oakmark Fund, 536,879 and 0 shares, respectively*	21,947,616		—

The Oakmark Fund Class II, 0 and 498,188 shares, respectively*	—		20,724,630

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 3 — INVESTMENTS (Continued)
*	In April 2005, at the direction of the Employee Benefits Committee, the Plan changed share classes for several funds in order to reduce expense ratios paid by plan participants.

**	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer-matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction until the participant has completed three years of service with the Company. The portion of the Plan’s investment in shares of the Company’s common stock that is not subject to participant investment direction is detailed in Note 4.
During 2005, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(6,894,917)
Common collective trusts	2,421,688
AutoNation, Inc. common stock	8,605,615

$4,132,386

NOTE 4 — NONPARTICIPANT-DIRECTED ASSETS
Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2005	2004

Net assets
AutoNation, Inc. common stock	$64,534,195	$61,160,137
Employer contribution receivable	173,728	346,115

	$64,707,923	$61,506,252

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 4 — NONPARTICIPANT-DIRECTED ASSETS (Continued)

2005
Changes in net assets
Employer contributions	$5,901,069
Net appreciation	7,550,445
Benefits paid to participants	(8,104,778)
Transfers to participant-directed investments	(2,145,065)

$3,201,671

NOTE 5 — BENEFIT DISTRIBUTIONS
Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled approximately $390,000 and $378,000 at December 31, 2005 and 2004, respectively. Such amounts are included in net assets available for benefits at December 31, 2005 and 2004, respectively, in accordance with U.S. generally accepted accounting principles.
NOTE 6 — TRANSFERS TO /FROM PLAN
The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value and invested based upon mapping to the most similar investment in the Plan. The participant can later change the investment election to any of the available options in the Plan. For the Plan year ended December 31, 2005, a merger resulted in a transfer in of Plan assets in the amount of $29,456.
NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are common collective trusts managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Other plan investments are in common stock of the Company. These investments and related investment income represent party-in-interest transactions to the Plan.
As of December 31, 2005 and 2004, the value of the Company common stock was $70,863,177 and $66,618,422, respectively.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS (Continued)
The Plan accepts and services loans as described in Note 1. These loans and related interest represent party-in-interest transactions of the Plan.
Administrative fees of $90,629 were paid by the Plan to the Trustee for the plan year ended December 31, 2005, which qualify as party-in-interest transactions. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.
NOTE 8 — INCOME TAX STATUS
The Internal Revenue Service has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.
NOTE 9 — ANC RENTAL CORPORATION COMMON STOCK
The ANC shares held by the Plan as a result of a spin-off dated June 30, 2000 were liquidated in 2005. The liquidation had no impact on the net assets available for benefits during 2005 as the shares held by the Plan as of December 31, 2004 were recorded at zero value in the Plan’s financial statements.
NOTE 10 — PLAN AMENDMENT
The Plan was amended effective January 1, 2005 to (1) change the match formula to $.50 for each $1 of contribution up to 2% of the employee’s eligible compensation and (2) assess certain fees to participants for distributions, stock certificates, QDRO processing, recordkeeping, postage for statements and confirmations, and asset charge/trustee fees.
Effective March 28, 2005, the Plan was amended to change the automatic distribution amount from $5,000 or less to $1,000 or less.

(Continued)

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 11 — SUBSEQUENT EVENT
The Plan was amended effective January 1, 2006 to 1) increase the allowable deferral rate from 15% of eligible compensation to 25%. If participant is deemed highly compensated by Internal Revenue Service guidelines, the participant is limited to a 4% deferral rate. 2) Exclude company matching funds within the plan for any participant eligible to participate in a non-qualified deferred compensation plan.
On February 1, 2006, at the direction of the Employee Benefits Committee, the Plan liquidated assets in three funds: the Fidelity Magellan Fund, Fidelity Equity Income Fund and the Allianz OCC Renaissance Fund. The strategy and performance of these funds was no longer adhering to an acceptable level according to the Company’s Investment Policy. These funds were replaced on February 1, 2006 with the Munder MidCap Core Growth Fund Class A and the Chesapeake Core Growth Fund.

SUPPLEMENTARY SCHEDULE

AUTONATION
401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

		(c)
		Description of
		Investment
	(b)	Including
	Identity of	Maturity Date,
	Issue, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par or	(d)	Current
(a)	Similar Party	Maturity Value	Cost	Value

*	Merrill Lynch Equity Index	Common/collective fund
	Trust Fund XII	(3,731,305 shares)	#	$53,805,417

*	Merrill Lynch Retirement	Common/collective fund
	Preservation Trust Fund	(53,681,830 shares)	#	53,681,830

	Allianz OCC	Registered investment company
	Renaissance Fund	(1,043,650 shares)	#	22,636,761

*	AutoNation, Inc.	Common stock
		(3,261,076 shares)	42,130,932	70,863,177

	The Oakmark International	Registered investment company
	Fund	(1,412,462 shares)	#	31,808,637

	PIMCO Total Return Fund	Registered investment company
		(4,657,137 shares)	#	49,004,940

	American Century Small Cap	Registered investment company
	Value Inst Fund	(5,259,615 shares)	#	50,755,287

	The Oakmark Fund	Registered investment company
		(536,879 shares)	#	21,947,616

	Fidelity Magellan Fund	Registered investment company
		(91,195 shares)	#	9,706,810

	Fidelity Equity Income Fund	Registered investment company
		(141,081 shares)	#	7,446,263

*	Loans to participants	Interest rates from
		8.25 to 10%		71,098

	Total			$371,727,836

*	Represents a party-in-interest to the Plan

#	Investment is participant directed; therefore, historical cost is not required.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan (Name of Plan)
Date: June 27, 2006	By:	/s/ J. Alexander McAllister
Title: Vice President, Corporate Controller